Mitchell S. Nussbaum Attorney At Law 345 Park Avenue New York, NY 10154	Direct 212.407.4159 Main 212.407.4000 Fax 212.504.3013 mnussbaum@loeb.com

July 15, 2008

Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3720
Re: Vector Intersect Security Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed May 23, 2008
File No. 000-52247

Dear Mr. Spirgel:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company ’s revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Proxy Statement and all annexes filed therewith.

The Proxy Statement responds to the comments set forth in the Staff’s letter dated June 20, 2008 (the “Staff’s Letter”).

In order to facilitate your review of the Proxy Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the Proxy Statement as filed.

General

1.  We note the following disclosure from page 45 of Vector’s prospectus for its initial public offering filed on April 26, 2007:

“Our officers and directors have agreed that they will not recommend to our shareholders that they approve a business combination with an entity that is affiliated with any of our officers or directors, or that is an entity in which any of our officers or directors, or any of their respective affiliates, has a direct or indirect investment. Our officers and directors have agreed not to recommend to our shareholders a business combination with an entity with which they are affiliated to prevent a conflict of interest from developing that could lead to liability for us in the future.”

No Results
July 15, 2008

However, we also note that Derek Dunaway, the Chief Executive Officer of Cyalume, was associated with SCP Partners at the time of Vector’s initial public offering, has been a consultant to Vector since the consummation of Vector’s initial public offering, and is a Vice President of Portfolio Management for Selway Partners, a company founded and run by Vector’s Chief Executive Officer. Please disclose Mr. Dunaway’s affiliations with Vector, Vector’s officers and directors, SCP Partners and Cyalume and discuss how your directors’ recommendation to approve the proposed acquisition of Cyalume does or does not comport with their agreements not to recommend a business combination with an affiliated entity.

The disclosure on pages 12 and 40 has been revised in accordance with the Staff’s comments.

2.  We note your disclosure on page three and throughout your preliminary proxy that the consummation of the transaction is subject to certain conditions, including the approval of the transaction by a majority of Vector’s stockholders. Vector’s amended and restated certificate of incorporation requires that the business combination be approved by the holders of a majority of the outstanding IPO Shares, which does not include the shares held by your insiders prior to the initial public offering or purchased by them in the private placement immediately prior to the initial public offering. Please revise your disclosure in all appropriate locations throughout your preliminary prospectus.

The disclosure on pages 1, 14 and 28 has been revised in accordance with the Staff’s comments

3.  We note your disclosure that Vector will pay cash consideration of approximately $79.4 million and that, since Vector has only $56.2 million in trust, it will need to secure financing for the remaining amount and has not selected a lender or finalized the terms of its financing arrangement. Tell us whether you intend to secure the required financing prior to the mailing of the proxy statement. We may have further comment.

The disclosure on pages 10 and 31 has been revised to describe the terms of a proposed financing in a definitive term sheet, which is subject to definitive documentation. The Company also discloses that it is seeking a financing commitment of up to an additional $10 million. To the extent additional or alternative/additional financing is obtained, or the terms of the described financing change, the proxy statement will be revised to reflect such changes. It is possible, however, that the terms of the financing could change or additional financing be obtained after the mailing of a proxy statement to stockholders. If such changes or term of additional financing are material, the Company would, at minimum, file a Current Report on Form 8-K announcing such changes and, if sufficient time were available between the date that such alternative terms were finalized and the date of the meeting, mail such information to stockholders as supplemental proxy materials.

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4.  Please provide a detailed explanation for the fair value per share of the shares of common stock of Vector that will be issued to Cyalume’s stockholders. We note that you disclose a fair value for shares in the trust of $7.40 on page 4 of the Form 10-K, a fair value of $7.97 on page 2 of the Form 10-K and a value of $7.94 in the proxy statement.

The disclosure throughout the proxy statement has been revised to provide that the aggregate value of the consideration to be paid to the Cyalume stockholders is $117.2 million per share, based on the value of the Vector common stock being issued to the Cyalume stockholders being $7.42 (as opposed to $7.97), the closing price of Vector’s common stock on February 14, 2008.

5.  It appears that you are relying upon an exemption from registration in connection with your offer of shares to the members of GMS Acquisition Holdings, LLL, the sole shareholder of Cyalume. Please advise us as to the exemption upon which you rely and the basis for your reliance upon such exemption.

The Company will rely on Section 4(2) of the Securities Act of 1933, as amended in connection with the issuance of its shares to GMS Acquisition Partners Holdings, LLC security holders. The Company is relying on this exemption since it is a private offering of securities to 18 accredited investors and 1 investor who is not accredited.

6.  Please file the form of proxy card to be supplied to Vector shareholders.

A form of proxy card has been included with the revised preliminary proxy statement.

Summary of the Material Terms of the Acquisition, page 3

7.  Please summarize the material terms of the purchase price adjustment pursuant to the indemnification under the stock purchase agreement in sub-bullet point three of bullet point four. Detail the material terms on page 28, including how the shares placed in escrow will be used to settle any adjustments. Disclose whether any adjustments would be made based upon Cyalume’s current net working capital and, if so, quantify the amount of the adjustment.

The disclosure on pages 1 and 30 has been revised in accordance with the Staff’s comments.

8.  Disclose the amounts to be paid in cash and in stock in sub-bullet point four of bullet point four.

The disclosure on page 1 has been revised in accordance with the Staff’s comments.

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9.  In bullet point six, briefly summarize the “financial analysis of Cyalume used to approve the transaction.”

The disclosure on page 2 has been revised in accordance with the Staff’s comments.

10.  In the last paragraph on page 4, you disclose that the investor rights agreement will permit certain Cyalume security holders to nominate up to three directors. To provide context, disclose the total number of directors that will comprise Vector’s board after the transaction.

The disclosure on page 2 has been revised in accordance with the Staff’s comments.

Questions and Answers About the Proposals, page 5

11.  In the second paragraph of the first question, also disclose the amount of cash that Cyalume stockholders will receive.

The disclosure on page 3 has been revised in accordance with the Staff’s comments.

12.  We note your parenthetical disclosure in the first bullet point in the second question and answer that “as part of the acquisition, it is contemplated that acquisition subsidiary would merge into Vector, resulting in Cyalume becoming a direct wholly-owned subsidiary of Vector.” Briefly disclose when such a merger would occur.

The disclosure on the cover letter to stockholders, the notice to stockholders and on pages 3, 10 and 27 has been revised in accordance with the Staff’s comments.

13.  In the second question and answer about how the Vector insiders intend to vote their shares, please disclose whether the initial stockholders intend to vote any additional shares they may acquire in favor of the acquisition. In future amendments, please provide quantified disclosure of any future acquisitions of Vector stock by the initial stockholders, other affiliates of Vector and affiliates of Cyalume.

The disclosure on the notice to stockholders and on pages 4 and 13 has been revised to disclose that any shares acquired by Vector’s initial stockholders would be voted in favor of the transaction. Disclosure was added to page 103 indicating that SCP Private Equity Management Company, LLC has acquired warrants to purchase 533,000 shares in the open market. Disclosure has been added to pages 12, 25 and 28 relating to the possibility of members of Vector’s management purchasing Vector securities in the open market. Vector will disclose any future acquisitions of Vector securities in the proxy statement.

14.  Please add a question and answer relating to the amount of purchase consideration that will be used to pay off all of Cyalume’s outstanding debt at closing. Quantify the amount of debt that is currently owed on an individual and aggregate basis; the identity of the parties, including related parties; and the amount that will be paid off as a result of this merger. Disclose how much of the debt to be repaid is debt incurred as part of the January 2006 leveraged buyout transaction.

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A question and answer has been added to page 6 in response to the Staff’s comments.

15.  Please add questions and answers regarding the proposal to approve the adjournment or postponement of the special meeting for purposes of soliciting additional proxies.

The disclosure on page 4 has been revised in accordance with the Staff’s comments.

16.  Please add a question and answer that discusses what proposals are conditioned on the approval of other proposals or revise the questions and answers regarding each proposal to address this matter.

The disclosure on page 4 has been revised in accordance with the Staff’s comments.

17.  In the second question on page eight regarding what happens post-acquisition to the funds in the trust account, disclose that there will be no remaining funds after payment of any redemptions to Vector shareholders and payment of a portion of the cash consideration to Cyalume stockholders.

The disclosure on pages 7 and 21 has been revised in accordance with the Staff’s comments.

Summary, page 10
The Companies, page 10

18.  We note the disclosure on page ten that up to $1,500,000 of interest income on the trust account may be used to fund Vector’s working capital requirements including payments for legal, accounting, due diligence on prospective acquisitions and continuing general and administrative expenses. Revise to update here, page 15, and where otherwise appropriate, the amount of expenses that you have incurred since the completion of your public offering.

The disclosure on pages 9, 33 and 77 have been revised in accordance with the Staff’s comments. The disclosure was not added to page 15 since it did not seem appropriate to do so on such page.

The Acquisition, page 11

19.  We note your disclosure on page 11 that “the current security holders of Cyalume will receive approximately $79,377,407 in cash,” which includes the repayment of $40 million of current Cyalume indebtedness. Since you also disclose on page 11 that GMS Acquisition Partners Holdings, LLC is the sole stockholder of Cyalume, please explain why you refer to stockholders and security holders of Cyalume throughout the proxy statement. In addition, explain how the current Cyalume security holders will receive the cash for the repayment of Cyalume debt.

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July 15, 2008

The disclosure in the notice to stockholders and pages 10, 11, 41 and 42 has been revised to indicate that Cyalume currently has only one stockholder, but that the stockholder will distribute the transaction consideration (cash and shares of Vector common stock) it receives to its 19 beneficial owners.

Fairness Opinion, page 12

20.  Disclose whether ValueScope’s opinion addressed whether the fair market value of Cyalume constitutes at least 80% Vector’s net assets at the time of the acquisition.

The disclosure on pages 12 and 42 has been revised in accordance with the Staff’s comments.

Management, page 13

21.  We note the disclosure here and the agreement attached to the Form 8-K filed on June 25, 2007 that Mr. Dunaway has been a consultant to Vector since May 2, 2007, the day after Vector’s IPO was consummated, at a rate of $10,000 per month, plus expenses, with an additional $10,000 per month “success fee” upon consummation of a business combination. Please disclose how Mr. Dunaway’s consulting arrangement may be reconciled with the following disclosure contained in the carryover paragraph on pages 45 and 46 of your IPO prospectus:

“While we may pay fees or compensation to third parties for their efforts in introducing us to potential target businesses in no event, however, will we pay any of our existing officers, directors or stockholders, or any entity with which they are affiliated any finder’s fee, consulting fees or other compensation for services rendered to us prior to or in connection with the consummation of a business combination...In addition, none of our officers, directors or existing stockholders will receive any finder’s fees, consulting fees or any similar fees from any person or entity in connection with any business combination involving us, other than any compensation or fees that may be received for any services provided following such business combination.”

The disclosure on pages 13-14 and 100 has been revised in accordance with the Staff’s comments.

Redemption Rights, page 14

22.  Please disclose here and on page 26 whether you may in the future require any conversion procedures other than those described in the proxy statement.

The disclosure on pages 28-29 has been revised in accordance with the Staff’s comments.

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July 15, 2008

Vector’s Recommendation; Interests of Vector’s Management, page 14

23.  Please complete the sentence on page 15 to explain why Vector does not believe that Mr. Eitan would be required to indemnify Vector.

The incomplete sentence cited by the Staff has been deleted since the last sentence of the paragraph containing the incomplete sentence indicates why Vector believes that Mr. Eitan does not have any risk of being required to provide indemnification to the trust account.

24.  Please quantify the interests of Vector directors and officers in the proposed acquisition. As one example, in the first bullet point, disclose the number of shares held prior to the initial public offering that will be worthless and the current value of those shares. In addition, provide quantified disclosure regarding the conflicts that arise from the credit facility that Messrs. Churchill and Eitan have extended to Vector.

The disclosure on pages 15, 21 and 39 has been revised to indicate the number of shares and warrants owned by Vector’s directors, officers and their respective affiliates and the value of those securities. Since there are no amounts currently outstanding under the credit facility, there are no material conflicts that arise from it.

Certain U.S. Federal Income Tax Consequences, page 15

25.  Please revise this heading to refer to “material” rather than “certain” tax consequences. Also disclose the material tax consequences to Vector shareholders as a result of the proposed acquisition and if they choose to exercise their redemption rights.

The disclosure on pages 16 and 49 has been revised in accordance with the Staff’s comments.

Risk Factors, page 16

26.  Please revise your risk factor subheadings and discussions to concisely state the specific material risk each risk factor presents to each company and Vector’s shareholders and the consequences should that risk factor occur. We note that many of your subheadings are simply statements about the companies and the transaction or the possibility of future events. See, for example, “Cyalume is reliant upon key personnel,” “Cyalume operates in competitive market segments,” and “Most of Cyalume’s new contracts will likely be subject to competitive bidding.” Please revise your subheadings and discussions so that they adequately describe the specific risk to Vector and its shareholders resulting from the stated fact.

Risk factors beginning with the following headings have been revised in accordance with the Staff’s comments:

Page 18 “Cyalume is reliant on …”
Page 19 “Cyalume’s quarterly revenue…”
“Cyalume operates in increasingly…”
“Most of Cyalume’s new contracts…”
“Cyalume’s ability to win…”
Page 25 “Vector has had only a…”

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July 15, 2008

Risks Related to Cyalume’s Business, page 16

Cyalume’s Inability to effectively integrate future acquisitions..., page 17

27.  We note the disclosure on pages 17 and 69 that management of Vector and Cyalume plan for Cyalume to make a number of strategic acquisitions in future years. If any acquisitions are currently contemplated, please describe the status of any negotiations with respect to such acquisitions. Otherwise, please affirmatively disclose that there are none.

The disclosure on pages 18 and 79 has been revised in accordance with the Staff’s comments.

Cyalume is not currently compliant with the provisions of the Sarbanes Oxley Act..., page 19

28.  Please clarify which provisions of the Sarbanes-Oxley Act that Cyalume is taking steps to become compliant with. For example, disclose whether Cyalume currently maintains internal controls over financial reporting. Discuss the circumstances relating to the 2005 audit that was not completed until January 2008.

The disclosure on page 20 has been revised in accordance with the Staff’s comment.

Cyalume may be unsuccessful in resolving pending litigation..., page 19

29.  Quantify the amounts that are in issue.

The disclosure on page 20 has been revised in accordance with the Staff’s comments.

Risks Relating to the Acquisition, page 19

30.  Add a risk factor relating to your officers’ and directors’ indemnification obligations, along with a quantification of such obligations.

As indicated on pages 11-12, 15-16 and 39 of the proxy statement, the Company does not currently believe that Mr. Eitan has a material risk of being required to indemnify the trust account. Therefore, Vector does not believe that there is a material risk to the Company stemming from Mr. Eitan’s indemnification obligation to the trust account.

The combined company’s working capital could be reduced..., page 19

31.  Please revise this risk factor in light of the fact that no funds will remain in the trust account following the transaction.

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The disclosure on pages 20-21 has been revised in accordance with the Staff’s comment.

Vector’s directors and officers have interests in the acquisition that are different from yours..., page 19

32.  Clarify what agreements or arrangements provide Vector’s directors and officers with interests in the acquisition that differ from, or are in addition to, those of Vector stockholders.

The disclosure on page 21 has been revised to disclose that the Company’s original stockholders entered into agreements with the Company relating to the waiver of any amounts the Company distributed pursuant to its liquidation prior to a business combination.

33.  Highlight the personal and financial interests of the directors and officers that may have influenced their motivation in identifying and selecting a target business and in timely completing a business combination.

The disclosure on pages 15, 21 and 39 has been revised in accordance with the Staff’s comments.

Vector must obtain financing of at least $26,000,000..., page 20

34.  Please provide separate risk factors regarding the need for financing that address the following:

• the difficulty in securing at least $26 million in financing and the potential unavailability of favorable terms, including dilutive financing and financing available only with related parties; and

• the impact of the debt load on the combined company.

The disclosure on page 22 has been revised in accordance with the Staff’s comments.

The Vector Special Meeting, page 25

Vote Required, page 26

35.  Please explain how broker non-votes will have no impact on the vote relating to the acquisition but will be counted as votes against the amendment to Vector’s articles of incorporation as well as the name change. Reconcile your disclosure regarding the impact of broker non-votes on page 26 with the statement in the notice of the meeting that broker non-votes will have the effect of voting against all of the proposals.

The disclosure on page 28 has been revised to indicate the failure to vote or an abstention would have the same affect as voting against the first three proposals contained in the proxy statement and the reason why that is true. This disclosure now conforms with the disclosure contained in the notice to stockholders.

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36.  We note the statement on page 27 that Vector’s and Cyalume’s officers, directors, employees, consultants, shareholders and members may solicit proxies by mail, personal contact, letter, telephone, facsimile and other electronic means. Please confirm that you will file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. Refer to Rule 14a-6(c) of Regulation 14A.

The Company acknowledges its obligation to file any scripts, outlines, instructions or other written materials furnished to individuals soliciting proxies. As of the date hereof, the Company has not provided any such materials to those who may solicit proxies on the Company’s behalf.

Proposal to Acquire Cyalume, page 28

General, page 28

37.  To provide context to the discussion of the merger consideration, disclose that the closing payment to the holders of GMS Acquisition serves to pay the GMS Series A Preferred Unit holders their liquidation value with $15 million in cash and then Vector common stock, to pay the GMS Series B Preferred Unit holders their liquidation value in cash, and to pay the remainder of the closing payment to GMS Common Units in Vector common stock. Disclose how the value of the Vector common stock to be paid as consideration was determined.

The disclosure on page 30 has been revised in accordance with the Staff’s comments.

38.  We note your statement on page 31, “In the event that Vector waives any [closing] conditions, it does not intend to re-solicit stockholder votes for the acquisition.” We believe that re-solicitation is generally required when companies waive material conditions to an acquisition and such changes in the terms of the acquisition render the disclosure that you previously provided to stockholders materially misleading. Tell us why you believe that re-solicitation would not be required if Vector waives a material condition to the proposed acquisition.

The disclosure on page 33 has been revised to relate only to the waiver of non-material closing conditions.

Background, page 31

39.  We note your disclosure on page 32 discussing the factors developed by Vector management to evaluate potential targets. Please disclose how the requirement that any potential target have a profit history of at least 12 months was considered by Vector in late 2007, as it appears from Cyalume’s financial statements that it experienced a loss of $3.5 million for the period ended December 31, 2006.

The disclosure on page 36 has been revised in accordance with the Staff’s comments.

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40.  We note your disclosure on page 33 that, beginning in May 2007, Mr. Eitan and Dunaway began to “source and analyze” possible target companies for Vector, identifying over 100 possible target companies and accumulated meaningful information on over 40 of such companies prior to the time Vector management had made any contact with Cyalume, or had any knowledge of the possibility of a transaction with Cyalume. In light of Mr. Dunaway’s disclosed role as a “consultant,” this disclosure is unclear. Please disclose when any of Vector’s officers, directors, initial shareholders (including real persons acting in any capacity for such) and consultants first obtained any knowledge of Cyalume as an acquisition candidate

The disclosure on page 36 has been revised in accordance with the Staff’s comments.

41.  Please revise to describe the size and nature of the 40 potential targets you identify on page 33, including the ten for which you conducted more detailed due diligence and the five for which Vector Board-approved proposals to acquire were made. Clarify whether letters of intent were transmitted to the subject companies. Provide further insight into why none of the other company resulted in a letter of intent or definitive agreement and why the other companies did not prove to be attractive targets as compared to Cyalume. Without further disclosure it is unclear why Vector chose to propose the Cyalume acquisition instead of one of the others described in this section, particularly when it appears that Cyalume may not have meet all of the evaluation criteria disclosed on page 32.

The disclosure beginning on page 35 has been revised in accordance with the Staff’s comments.

Time Line, page 33

Board Consideration and Approval, page 35

42.  Disclose whether SMH had any affiliation with Vector, Cyalume, or their respective officers, directors, shareholders, consultants, or affiliates prior to September 19, 2007.

The disclosure on page 36 has been revised in accordance with the Staff’s comments.

43.  Please provide more insight into the reasons for and negotiations behind management’s decisions regarding the valuation of Cyalume and the ultimate amount and form of consideration for the acquisition. In this regard, disclose the material terms of the preliminary term sheet submitted to Cyalume on November 13, 2007, including the basis for the estimated valuation and the proposed deal structure. Likewise, disclose the material terms of the December 18, 2007 letter of intent. Disclose any changes made to the letter of intent presented to Cyalume on December 18, 2007 prior to its being finalized and signed by both parties on December 28, 2008.

The disclosure on page 41 has been revised in accordance with the Staff’s comments.

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44.  We note that various projections and forecasts were provided among the parties and considered by Vector’s board of directors and advisors. Disclose all financial projections exchanged between Vector and Cyalume and all projections reviewed by Vector’s advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

The disclosure on page 42 has been revised in accordance with the Staff’s comments.

45.  We note the references on pages 34 and 35 to certain valuation analyses and metrics compiled by Vector’s consultants for Vector’s board of directors in connection with evaluating a proposed transaction with Cyalume. Information about any reports, opinions or appraisals that are materially related to the proposed acquisition of Cyalume and referred to in the proxy statement is required to be disclosed in the proxy statement. See Item 14(b)(6) of Schedule 14A. Please provide a reasonably detailed description of such reports, opinions or appraisals, whether oral or written, meeting the requirements of Item 1015(b) of Regulation M-A. Provide us a copy of each that was provided in writing for our review.

The Company has revised the disclosure on pages 48-49 to include a discussion of the report of JSA Partners and the analysis conducted by Pearl Cohen. Under separate cover, pursuant to Rule 12b-4, the Company is providing you a copy of the report by JSA Partners. Pearl Cohen did not produce a written report discussed its analysis with certain members of the Company’s management and Board of Directors.

46.  Clarify your disclosure to specify when Vector’s board of directors approved the transaction with Cyalume.

The disclosure on page 38 has been revised in accordance with the Staff’s comments.

Vector’s Reasons for the Acquisition, page 36

47.  We note the statement on page 36 regarding the wide variety of factors that the board considered. Please revise to clearly summarize the conclusions the board reached with respect to each factor noted. Also provide a reasonable basis for the conclusions. For example, provide the basis for the board’s conclusion that, “after the transaction is complete, the consolidated financial strength of the acquisition of Cyalume and Vector overcomes the negative financial factors that the Board of Directors had identified in its analysis.”

The disclosure on page 40 has been revised in accordance with the Staff’s comments.

48.  Disclose whether Vector’s Board considered the price paid for Cyalume in the January 2006 leveraged buyout transaction ($70 million, adjusted down to $67 million) when determining the consideration to be paid for the present transaction ($120 million), especially in light of what appear to be flat revenues from 2006 to 2007 after taking into account one time charges.

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The disclosure on page 41 has been revised in accordance with the Staff’s comments.

Satisfaction of the 80% Test, page 36

49.  The disclosure contained in the second paragraph of this section does not provide disclosure of the valuation process, but simply a description of the amount of consideration to be paid. Disclose how Vector’s board of directors determined the 80% test was met using the “financial analysis of Cyalume generally used to approve the transaction.” Clarify how the board members conducted their financial analysis to assess the value of Cyalume and include a reasonably thorough description of their analysis. We note that the six points made under the section “Vector’s Reasons for the Acquisition” do not clearly disclose any method of financial analysis.

The disclosure on page 42 has been revised to provide that Vector’s Board of Directors had determined that the 80% test was satisfied based on the financial analysis conducted by ValueScope and the fact that Vector’s management believes that $117.2 million is a fair price to pay for Cyalume.

Opinion of ValueScope. Inc., page 36

50.  Provide us with any analyses, reports, presentations or other similar materials, including projections and board book, provided to or prepared by ValueScope in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

Under separate cover, pursuant to Rule 12b-4, the Company is providing you with copies of the following documents:

•	The full opinion of ValueScope, with all schedules;

•	The projections provided to ValueScope by Cyalume;

•	The preliminary opinion of ValueScope, provided to the members of the Company’s Board of Directors on January 16, 2008; and

•	The engagement letter between ValueScope and the Company.

51.  Disclose that ValueScope has consented to use of the opinion in the proxy statement.

The disclosure on pages 42-43 has been revised in accordance with the Staff’s comments.

52.  Please supply all of the disclosure required by Item 1015(b) of Regulation M-A relating to third parties that have provided reports, opinions, and appraisals (i.e., ValueScope and Rodman and Renshaw), including, but not limited to, the qualifications and method of selecting such parties, any material relationships that existed during the last two years or is contemplated, and any compensation received or to be received as a result of such relationship with the advisors.

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The disclosure on pages 43, 48 and 49 has been revised in accordance with the Staff’s comments. Although the Company did not believe that is was relevant for purposes of the proxy statement and that it might cause confusion to stockholders, Selway Partners paid ValueScope approximately $150,000 in connection with the services provided to it in 2007.

53.  Please reconcile in your disclosure the statement contained in the first paragraph of ValueScope’s fairness opinion attached as Annex A that the enterprise value of Cyalume is $120 million with the discussion on pages 36 — 41.

The disclosure on page 48 has been revised in accordance with the Staff’s comments.

Guideline Public Company Analysis, page 39

54.  Disclose the bases on which the companies chosen by ValueScope were deemed comparable. Similarly, under “Market Approach — Merger and Acquisition Method,” disclose the bases on which the transactions chosen were deemed comparable.

The disclosure on page 46 has been revised in accordance with the Staff’s comments.

55.  Disclose how enterprise value was calculated for the selected companies in the guideline analysis as well as the market approach analysis.

The disclosure on page 45 has been revised in accordance with the Staff’s comments.

Market Approach — Merger and Acquisition Method, page 39

56.  Disclose why ValueScope did not apply the mean and median EV to S multiples to estimate the enterprise value of Cyalume.

The disclosure on page 47 has been revised in accordance with the Staff’s comments.

Information About Cyalume, page 46 Customers, page 46

57.  Disclose the amount of revenues attributable to each of Cyalume’s three largest contracts, which account for 60% of its total revenue.

The disclosure on pages 55-56 has been revised to provide a range of revenues for each of its largest contracts. Cyalume believe that giving a precise number would provide competitors information that could be used to more effectively compete with Cyalume.

58.  Update your disclosure to reflect the current status of the contract due to expire in July 2008.

No Results
July 15, 2008

The disclosure on page 55 has been revised in accordance with the Staff’s comments.

Cyalume Management’s Discussion and Analysis, page 54

59.  Please expand the discussion of results of operations on page 57 to include a discussion of the comparison of the first quarter of 2008 to the fourth quarter of 2007 to highlight trends in your revenues from 2007 to 2008. See Financial Reporting Codification Section 501.02 for guidance.

The disclosure on page 66 has been revised in accordance with the Staff’s comments.

60.  We note your statement on page 58 that Cyalume’s total debt and corresponding interest expense is higher than would be expected for a publicly traded business due to the 2006 leveraged buyout. Disclose the amount of debt incurred in connection with the leveraged buyout and the current amount of debt outstanding. Compare these amounts with the debt load a combined Vector/Cyalume would face upon the consummation of the proposed acquisition.

The disclosure on page 67 has been revised in accordance with the Staff’s comments

61.  Include a discussion of known trends, such as the upcoming expiration of several significant contracts, in your discussion of changes in revenues from period to period.

The disclosure on page 67 has been revised to indicate that Cyalume anticipates that he contracts that are expiring this year are expected to be renewed with similar terms.

62.  Please expand the discussion of revenues for each period presented to separately quantify the changes in revenues due to price and volume of product sold. See Financial Reporting Codification section 501.04 for guidance.

The disclosure on page 66 has been revised in accordance with the Staff’s comments.

63.  We note that you include separate discussion of Military, Commercial Safety and Public Safety revenues on page 64. Please tell us the consideration given to the guidance in SFAS 131 regarding segment information for Cyalume operations.

Management and the Board of Directors regularly review consolidated financial information based on Company wide results, as well as the two sales divisions and the various components of those sales divisions. Military sales approximate 80-90% of Cyalume’s business. Emphasis is placed on company wide results due to the similarity of the economic characteristics of the two sales divisions. For example:

•
The chemiluminescent products being sold by Cyalume are very similar in nature. Although some customers require different specifications and have different needs for the products, resulting in differences in product margins, those differences are not significant.

•	The production process for the products is comparable. The majority of the products are manufactured by the same employees in the West Springfield facility under a common manager.
•
The type and class of customers are also very similar. Sales to Military and Public Safety entities are essentially government sales, which make up the vast majority of Cyallume’s annual sales. Industrial and Consumer Safety sales are made to larger companies and distributors which are akin to the government customers. Both require high product performance and competitive prices.

•
There are not separate distribution channels for separate products or regions as the internal sales force consisting of the two sales divisions, headquartered in West Springfield, is the Company’s distribution channel for all products. The Company utilizes independent representatives to augment the internal sales force. The Company distributes its products to all customers through common carrier shippers.

No Results
July 15, 2008

In addition, operations in the United States and France are very similar and management evaluates operations in a consolidated manner, not country by country. All chemicals are purchased and mixed in the West Springfield facility and facilities in both countries use these chemicals to manufacture the 6” light sticks. Currently, Cyalume’s French subsidiary only manufactures the six-inch lightstick. All other products sold by the Company are made in the US. Distribution operations in both countries are very similar, using common carriers. Therefore, Cyalume’s French operating subsidiary is essentially a distribution center for Europe, not a separate operating segment.

After reviewing FAS 131, FAS 141, FAS 142 and various other FASB Pronouncements and EITF analysis, the Company has determined that based on the above facts and circumstances, the Company’s operations are in a single business segment; and, therefore, one reporting unit.

64.  Disclose that $2.0 million of Cyalume’s cash on hand immediately prior to the closing of the acquisition will remain with Cyalume and that any cash in excess of $2.0 million will be distributed pro rata to GMS Acquisition’s common unit holders. Discuss the impact of this distribution of cash on Cyalume’s liquidity and capital resources after the proposed acquisition.

The disclosure on page 63 has been revised in accordance with the Staff’s comments.

EBITDA (a Non-GAAP Financial Measure), page 55

65.  Expand the disclosures of EBITDA and Adjusted EBITDA to disclose in more detail why these measures provide useful information to investors about your liquidity and operating performance. Also disclose the manner in which management uses these non-GAAP measures to conduct or evaluate your business activities.

The disclosure on page 64 has been revised in accordance in the Staff’s comments.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 74

No Results
July 15, 2008

66.  Refer to Notes b, g, gl, g2, g3 and g4 on pages 81 and 82. We note that you have included amortization of debt discount and assumed interest rates for the debt to finance the transaction. Tell us how you determined that these assumptions are factually supportable in light of the disclosure on pages 3, 11, 26 and 29 that you have yet to enter into a financing agreement for such debt.

Cyalume determined the assumptions for interest rates and debt discounts of the anticipated credit facility that will be required upon the closing of the transaction through discussions with potential lenders. The initial term sheets provided by these lenders were used in developing the pro forma assumptions as a basis for modeling and forecasting the combined company. The management team has met with numerous potential lenders since the acquisition was announced. The current pro-forma disclosure is consistent with the terms of the executed term sheet described on page 31 of the proxy statement.

67.  Also, tell us how you determined that the current interest rate on Cyalume’s debt of approximately 15% does not reflect the credit standing of the ongoing operations of Vector after the acquisition, as all of the operations of Vector following the acquisition will be that of Cyalume.

Cyalume’s current debt structure is the result of a highly leveraged buyout transaction which resulted in significant debt. Since the existing debt was entered into in 2006, interest rates have declined for all debt, allowing this transaction to be financed with more favorably rated debt. Additionally, with additional capital being put into the Company, the debt of the post-acquisition company will be lower than the existing debt load, which will also have a favorable impact on the rates offered. All existing debt will be paid off at the closing of this acquisition, and new, lower rate debt will be incurred, resulting in lower interest expense.

68.  If the actual interest rates for the debt financing in the transaction might vary from those depicted in your pro forma presentation, you should disclose the effect on income of a 1/8 percent variance in interest rates.

 The disclosure on page 91 has been revised in accordance with the Staff's comments.

69.  Expand Note h on page 82 to disclose the amount of cash raised during the sale.

The disclosure on page 91 has been revised in accordance with the Staff’s comments.

70.  Refer to Note 1 to the pro forma financial statements. Please explain to us how you determined that the severance costs for personnel departing the company were directly attributable to the planned acquisition. Tell us whether the acquisition was contingent on the severance agreements or whether the severance agreements were part of the acquisition agreement. We may have further comment after reviewing your response.

No Results
July 15, 2008

The severance costs were determined to be directly attributable to the planned acquisition because Vector did not want the persons who are receiving severance to continue with the combined company post transaction and the consummation of the transaction would have been conditioned on the termination or resignation of such persons. The Board of Directors of Cyalume therefore asked such individuals to resign concurrently with the signing of the definitive agreement instead of having to negotiate with them post definitive agreement.

Directors and Management, page 84

71.  Please revise to include fiscal year 2007 Regulation S-K Item 402 disclosure regarding Cyalume that Cyalume would be required to make were it filing a Form 10 registration statement, including compensation and analysis disclosure. Likewise, please revise to provide Item 402 disclosure regarding each person who will serve as a director or an executive officer of the surviving company required by Item 18(a)(7)(ii) or 19(a)(7)(ii) of Form S-4, including compensation discussion and analysis disclosure that may emphasize new plans or policies (as provided in the Release 33-8732A text at n. 97). Please refer to Item 402 of Regulation S-K, Executive Compensation, Compliance and Disclosure Interpretations, August 8, 2007, Interpretation 1.12 publicly available at the Commission’s website, http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.

The disclosure on pages 97-98 has been revised in accordance with the Staff’s comment. We note that both the Company and Cyalume are “smaller reporting companies” pursuant to the rules promulgated under the Securities Exchange Act of 1934.

Financial Statements — Cyalume

Consolidated Statements of Operations, page F-5

72.  Please revise the column heading for 2006 to disclose the period presented, January 24, 2006 to December 31, 2006.

The disclosure on pages F-5 and F-7 have been revised in accordance with the Staff’s comments.

Note 1 — Basis of Presentation and Description of Business, page F-8

73.  Please expand the disclosure on page F-9 regarding January 24, 2006 to clarify what is meant by “the termination of the old accounting entity and the creation of a new one as of January 24, 2006”.

Since the requested disclosure already appears in the third paragraph on page F-8, the language quoted by the SEC on page F-9 has been deleted.

No Results
July 15, 2008

Note 2 — Summary of Significant Accounting Policies, page F-10

74.  Refer to your accounting policy for Long-Lived Assets on page F-12. Please expand the disclosure to describe the methodology used to determine when impairment exists and the methodology used to determine the amount of the impairment.

The disclosure on page F-12 has been revised in accordance with the Staff’s comments.

75.  Refer to your accounting policy for revenue recognition on page F-12. Expand the disclosure to explain what is meant by “generally”. Describe contract terms or other agreements where risks and rewards of ownership transfer at times other than upon receipt, if applicable.

The disclosure on pages 69 and F-12 has been revised in accordance with the Staff’s comments.

76.  Refer to the disclosure on page 20 of Vector’s fiscal year 2007 Form 10-K. We note that Vector may be liable for systems and services failure and security breaks with respect to the solutions, services, products, or other applications they sell to the federal government. Please expand the accounting policies for Cyalume to address how such arrangements may impact the timing of revenue recognition or the amount of the allowance for warranty claims.

The disclosure on page 20 of Vector’s fiscal year 2007 Annual Report on Form 10-K discusses various risks that companies being reviewed by Vector for acquisition may encounter. These risks do not apply to Cyalume as it does not provide products subject to these risks.

77.  Refer to page 47 of the proxy. We note that you state that several of your contracts are for an indefinite quantity of items at a fixed price, subject to adjustment for certain economic factors. Please tell us and disclose how you recognize revenue on such contracts, including how you determine whether the contract becomes a loss contract due to the fixed price for the products. Please expand the discussion of critical accounting policies on page 60 accordingly.

The disclosure on pages 69 and F-12 has been revised in accordance with the Staff’s comments.

Financial Statements for the Three Months Ended March 31, 2008 - Cyalume

Note 5 — Commitments and Contingencies, page F-31

78.  We note on page 51 that the litigation with Omniglow LLC arose from the separation of the business in January 2006. Tell us the consideration given to characterizing the settlement as a purchase price adjustment rather than as a gain pursuant to paragraph 5 of FAS 141. Please expand the disclosure to clarify the portion of the settlement related to the purchase price and the portion of the settlement related to business practices subsequent to the acquisition date, if possible. If a portion of the settlement relates to the purchase price, tell us the basis in FAS 141 for accounting for the settlement as income during the period rather than as an adjustment to the purchase price.

No Results
July 15, 2008

The settlement was not accounted for as a purchase price adjustment pursuant to FAS 141 or as a gain pursuant to FAS 141’s paragraph 5; it was accounted for under FAS 16’s paragraph 73, which basically repeats the certain guidance in Staff Accounting Bulletin No. 8.

Cyalume did consider whether the settlement was contingent consideration (as discussed in FAS 141’s paragraphs 25 - 27) or a preacquisition contingency (as discussed in FAS 141’s paragraph 40 and defined in FAS 141’s Appendix F), both of which could be accounted for as a purchase price adjustment. Cyalume determined that the settlement was not contingent consideration since the purchase agreement did not provide for such consideration. Cyalume also determined that the settlement was not the result of a preaquisition contingency since the contingency did not exist before the consummation of the business combination.

Cyalume did follow the guidance in FAS 141’s paragraph’s B175 and B177, which describe how contingencies related to litigation over an acquisition are accounted for under FAS 16, not FAS 141. Although FAS 16 describes the accounting for prior period adjustments, paragraph 73 of FAS 16 describes how litigation settlements should be recognized as period income, rather than as a prior period adjustment. Based on this guidance, Cyalume recorded its litigation settlement as revenue in the period it was received.

Financial Statements — Vector Intersect Security Acquisition Corp.

General

79.  Please tell us how you computed the number of shares subject to possible redemption, as it appears that the amount should be 19.9% of the total shares issued in 2007, which would equal 1,492,500 rather than 1,462,499.

The number of shares subject to possible redemption is determined based upon the number of shares sold in the Company’s initial public offering (7,312,500 shares) and the percentage of shares that would result in the business combination not being permitted to be consummated if they elected to redeem (20%). An additional 197,500 shares were sold in 2007, but such shares were issued in a private placement to the Company’s pre-initial public offering stockholders. Therefore, the maximum number of shares that may be redeemed is calculated as follows: (7,312, 500*.20)-1. The result is 1,462,499, or approximately 19.99% of the shares sold in the Company’s initial public offering.

Report of Independent Registered Public Accounting Firm, page F-45

80.  Please revise to include the city and state where issued pursuant to Rule 2-02(a) of Regulation S-X.

No Results
July 15, 2008

The report has been revised in accordance with the Staff’s comment.

Note 1 — Organization, Proposed Business Operations and Summary of Significant Accounting Policies, page F-51

81.  Please revise the second paragraph to correct the amount of gross proceeds on April 25, 2007 to $1,500,000, not 51,500,000.

The typographical error was corrected in accordance with the Staff’s comments.

82.  Refer to the disclosure on page 39 of Vector’s fiscal year 2007 Form 10-K. We note that prior to the IPO, founders stock issued for $0.013 per share was transferred to “current shareholders”. Please include disclosure of this founders stock and describe the accounting treatment for this transfer.

The transfer transactions were not disclosed in the Company’s financial statements because they were not issuances of securities by the Company.

Attachments

83.  Please include the schedules to the fairness opinion prepared by ValueScope attached as Annex A to the preliminary proxy statement.

Since the Schedules to the fairness opinion prepared by ValueScope contain certain material non-public information which would impair Cyalume’s competitive position is they were disclosed, the Company does not believe that it is appropriate to provide those schedules to the Company’s stockholders. In addition, the Company does not believe that such schedules would provide any information that would be material to an investor given the detailed description of the valuation contained in the proxy statement. The Company is providing a copy of such schedules to the Staff pursuant to its response to comment 50.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Giovanni Caruso at (212) 407-4866 or me at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum

Mitchell S. Nussbaum